300 North LaSalle
Chicago, Illinois 60654

Gerald T. Nowak, P.C.
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2075		(312) 862-2200
gerald.nowak@kirkland.com	www.kirkland.com

November 23, 2011

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Pamela Long

Dietrich King

Jessica Dickerson

Nudrat Salik
Rufus Decker

Re:                               GSE Holding, Inc.
Amendment No. 2 to Registration Statement on Form S-1
(SEC File No. 333-175475), filed November 10, 2011

Ladies and Gentlemen:

GSE Holding, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 3 (the “Amendment”) to its Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated November 21, 2011, from the staff of the Securities and Exchange Commission (the “Staff”).  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  For your convenience, copies of the Amendment are enclosed and have been marked to show changes from Amendment No. 2 to the Registration Statement filed November 10, 2011.  Where applicable, we have referenced in the Company’s responses the appropriate page number of the Amendment.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

General

1.                                       Please update your financial statements and corresponding financial information throughout the filing to comply with Rule 3-12 of Regulation S-X.

Response:  In response to the Staff’s comment, the Company has updated its financial statements and corresponding financial information to comply with Rule 3-12 of Regulation S-X and has filed as Exhibit 23.2 an updated consent for the independent registered public accounting firm’s report.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 38

2.                                       We note your response to comment eight of our letter dated October 31, 2011. Please help us understand the nature of the services provided under the management services agreement and correspondingly why you would not need to replace these services.

Response:  Under the management services agreement, CHS Management IV LP (“CHS”) has provided consulting services to the Company with respect to its business strategy, budgeting of future business investments, acquisition and divestiture strategies, debt and equity financings and other corporate matters.  These consulting services were not provided on a continual basis, but rather as needed from time to time with respect to specific issues.  The Company has sufficient internal personnel to undertake this work when required.  Furthermore, in terms of expertise with respect to the aforementioned matters, the Company believes that the Company’s current board of directors, including the recently appointed Messrs. Griffin and Sorrentino who have significant investment banking, managerial and finance-related experience, offers similar expertise to that provided by CHS under the management services agreement.  In addition, Mr. George is a partner of an affiliate of CHS, will remain as a director on the Company’s board and will continue to offer his expertise to the Company through that position.  The Company has augmented the disclosure on page 49 of the Amendment to clarify this.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 76

3.                                       Please also disclose the estimated fair value of your common stock as of each grant date.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 86 and 87 of the Amendment.

Principal and Selling Stockholders, page 131

4.                                       Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers over the shares offered by Randolph Street Partners VI. Additionally, please tell us whether Randolph Street Partners VI is a broker-dealer or an affiliate of a broker-dealer.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 146 of the Amendment.  The Company supplementally confirms to the Staff that Randolph Street Partners VI is not a broker-dealer or an affiliate of a broker-dealer.

Financial Statements

Notes to Financial Statements

Note 18, Segment Information, page F-39

5.                                       In your previous filings, you indicated that management evaluates the performance of your segments and allocates resources based on sales, gross margin, and Adjusted EBITDA. Your current disclosures indicate that you only use sales and gross margin. Please help us understand what resulted in this change. In this regard, we also note that you continue to present and discuss Adjusted EBITDA on a consolidated basis throughout the filing.

Response:  The Company supplementally confirms to the Staff that the Company’s Chief Operating Decision Maker (“CODM”) does not regularly receive or review financial reporting packages which present Adjusted EBITDA by the Company’s five operating segments:  North America, Europe Africa, Asia Pacific, Latin America and Middle East. This is supported by the material reviewed by the CODM and submitted to the Staff supplementally under separate cover in connection with the Company’s response to Comment 25 in the Staff’s letter dated October 31, 2011. In addition, the Company confirms to the Staff that it only reviews EBITDA results on a consolidated basis.

6.                                       Please provide a separate discussion of each segment’s results in MD&A, including sales and gross margin. Please discuss the factors that contributed to changes in these amounts. When more than one factor contributes to the change between periods, please quantify the impact of each factor separately.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 58 through 61 of the Amendment.

*  *  *  *

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2075.

Sincerely,

/s/ Gerald T. Nowak, P.C.
Gerald T. Nowak, P.C.

cc:           Mark C. Arnold

GSE Holding, Inc.

Theodore A. Peto

Kirkland & Ellis LLP

Colin J. Diamond

White & Case LLP

Jim Westerman

BDO USA, LLP